Exhibit 99.1

Sky Solar Provides Additional Details on Shareholder and Board Actions

—An Additional New Independent Director Appointed—

—Extraordinary Shareholder Meeting Reconvened until July 28, 2017—

HONG KONG, June 9, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today provided additional details on the Extraordinary General Meeting (“EGM”) to be held on June 19, 2017.  Additionally, the Company announced the appointment of an additional independent director.

Extraordinary General Meeting

On June 6, 2017 a notice of extraordinary general meeting was given by Mr. Weili Su, the Company’s then chairman of the board of directors.  That notice convened the meeting on June 19, 2017.  However, the Company was advised by its depositary bank that this meeting date gives insufficient time to properly notify all ADS holders and collect their voting instructions.  Accordingly, the June 19 meeting will be immediately adjourned with no business conducted.  The meeting will reconvene on July 28, 2017, with a notice period that should provide ADS holders sufficient time to issue and deliver their voting instructions to the depositary.  The record date for the new EGM will be July 6, 2017.

Appointment of A New Independent Director

Effective immediately, Mr. Qiang Zhan was appointed as an independent director of the Company, filling one of the seats vacated by the earlier resignations of Arthur Wong and Andrew Yan.

Mr. Zhan is a proven leader with Global 500 European and American companies.  Mr. Zhan has extensive experience in senior financial roles with companies such as Polymer Group Inc. (now known as AVINTIV Inc.), Feidong Lighting Co., Philips China Investment Co., and Eaton-Vickers Hydraulics.  He also has meaningful experience in a variety of sales, marketing and operating roles.  Mr. Zhan earned an MBA degree from the State University of New York at Buffalo, and a Bachelor of Engineering degree from Nanjing Institute of Technology (now known as Southeast University).

As previously announced, the other vacated position of independent director was filled by Mr. Glen Wei.  Mr. Wei is a partner at Dentons, a global law firm, whose practice covers a variety of disciplines related to tax, cross-border investments, and mergers and acquisitions.  Mr. Wei is a member of China bar and California and New York bar, and is a CPA in both the United States (California) and China.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholding.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com